Wolters Kluwer

PRESS RELEASE

Contact:

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Completes €475 Million Share Buy-back Program

Amsterdam (November 8, 2007) - Wolters Kluwer, a leading global information services and publishing company, today completed its share buy-back program announced on March 26, 2007. Wolters Kluwer returned €475 million of the net proceeds from the sale of the Education division to shareholders through this share buy-back program. As announced on November 7, 2007, Wolters Kluwer will execute a further share buy-back program to return approximately €175 million to shareholders. This share buy-back program, in addition to the previous program, reinforces management's commitment to return further value to shareholders.

During the period from June 18, 2007 until and including November 8, 2007, Wolters Kluwer, through the mandated bank ING Wholesale Banking, repurchased 21,876,410 of its ordinary shares, representing approximately 7% of outstanding shares. Shares were repurchased at an average price of €21.71 for a total amount of €475 million, and this finalizes the share buy-back program according to plan. Wolters Kluwer now holds 23.4 million as treasury shares.

It is Wolters Kluwer's intention to cancel the greater part of the shares acquired through this share buy-back program, and to potentially use a smaller part of the shares acquired through the share buy-back program to cover its obligations to grant performance shares under the company's long term incentive plan.

The share buy-back of €175 million commences with the completion of the €475 million program and ends on April 21, 2008 unless prior to such date the aggregate value of shares acquired would exceed the €175 million, or ten percent of the outstanding ordinary shares have been repurchased, including any ordinary shares already held by the company; or in the event of a corporate transaction regarding Wolters Kluwer.

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and

Wolters Kluwer

divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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